[GRAPHIC OMITTED]


[ALTAREX LOGO]


1998 Annual Report
In recognition of the many women and men suffering from cancer worldwide.


[GRAPHIC OMITTED]


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AltaRex Corp. is an emerging biotechnology company focused on research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers.

--------------------------------------------------------------------------------
ALTAREX'S MISSION IS TO BE AN INNOVATOR IN DEVELOPING PROPRIETARY ANTIBODY IMMUNOTHERAPEUTICS TO PROLONG LIFE AND REDUCE THE SUFFERING ASSOCIATED WITH LATE-STAGE CANCERS.
--------------------------------------------------------------------------------

This annual report contains forward-looking statements. Refer to Management's Discussion and Analysis for further information.

-----------------------
  Significant Events
-----------------------

----------
   1998
----------

--------------------------------------------------------------------------------
*    Establishes executive offices in the U.S.

* Establishes five member Clinical Advisory Board comprised of North American leaders in oncology research.

* Consolidates OvaRex[TM] MAb U.S. and Canadian phase IIb trials into one 280-patient North American trial.

* Achieves significant patient enrollment progress in OvaRex[TM] MAb North American Phase IIb trial.

* Receives positive International Preliminary Examination Report from European Patent Office for AIT[R] platform technology.

* Initiates Phase I clinical trial of second product based on AIT[TM] platform technology - BrevaRex[TM] MAb.

* Initiates second potentially pivotal Phase IIb clinical trial of OvaRex[TM] MAb for late-stage ovarian cancer.

* Initiates two open-label Phase II clinical trials of OvaRex[TM] MAb in relapsed ovarian cancer patients.

* Contracts with Lonza Biologics for the production of commercial OvaRex[TM] antibody.

* Receives FDA Fast Track Designation for OvaRex[TM] MAb for women with late-stage ovarian cancer. 1998

The Company met its aggressive goals for 1998 and looks to continue its track record for delivering on its promises through 1999 and beyond.

----------
   1997
----------

* Initiates first phase IIb trial of OvaRex[TM] MAb for ovarian cancer patients.

*    Announces FDA Orphan Drug status for OvaRex[TM] MAb.

----------
   1996
----------

*    Completes Public Offering (TSE), raising C$27.7MM.

MESSAGE TO SHAREHOLDERS


The Company set aggressive targets for 1998 and we are very pleased to report on our activities and progress. As our lead product, OvaRex[TM] MAb, is in late-stage clinical evaluation for ovarian cancer, we will also focus our message on the needs of those women who now suffer, or will in the future suffer, the effects of this devastating disease.

Known as the "Disease that Whispers", ovarian cancer will develop in an estimated 1 in every 55 women. It is the fifth leading cause of new cancers in women and more than half of the women diagnosed with the disease will die within 5 years. While an early diagnosis can be the key to survival, the mild nature of the initial symptoms makes this difficult. In fact, only about one in five women with the disease are diagnosed in the beginning stages. For those who are diagnosed in the later stages, the prognos is is much worse. The estimated five-year survival for these women is only 20-25 percent. The first-line treatment, which includes surgery and chemotherapy, can often be more devastating than the disease itself. For ALL women who suffer the effects of late-stage ovarian cancer, the physical and emotional toll is unimaginable.

There is an undeniable and unmet medical need for effective methods to keep women free of recurrent disease following their first-line therapy. It is estimated that 85 percent of women deemed to be disease free following first-line therapy will relapse. Yet while the certainty of relapse is high, there is no approved therapy that would delay the recurrence or relapse of the disease. It is for these patients that we hope to provide the greatest benefit.

The American Cancer Society estimates that each year in the U.S. about 25,500 new cases of ovarian cancer are diagnosed and 14,500 women will die from the disease. In Canada this disease claims over 1,400 lives each year.

At the beginning of the year we made a strategic decision to streamline the activities of AltaRex and to focus singularly on the development of antibody-based immunotherapeutics for the treatment of cancer. This included a principal commitment to the OvaRex[TM] MAb and BrevaRex[TM] MAb products. Also, in recognition of the fact that the largest cancer therapeutics market in the world lies south of the Canadian border, the Company relocated its corporate executive operations to the U.S. while still maintaining its research capabilities in Canada.

CLINICAL ADVISORY BOARD

The Company was able to assemble an exemplary, five-member Clinical Advisory Board comprised of leading North American experts in the field of oncology. The Board is chaired by Dr. Robert Ozols of the Fox Chase Cancer Center who is recognized as a world leader in ovarian cancer research and treatment. Together with the rest of the Board, Dr. Ozols will help ensure the appropriateness of clinical programs and strategy for OvaRex[TM] MAb and our other products.

OVAREX[TM] MAB

With the guidance of the Clinical Advisory Board, AltaRex designed and initiated a comprehensive clinical program for OvaRex[TM] MAb. Early in the year, the Company consolidated its Canadian and U.S. Phase IIb trials into one North American potentially pivotal Phase IIb trial. The Company achieved important milestones by initiating one additional potentially pivotal Phase IIb and two open-label Phase II trials of OvaRex[TM] MAb with ovarian cancer patients experiencing slightly



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


different stages of advanced disease. The Company also continues to successfully enroll patients into its ongoing North American Phase IIb trial and, as of March 24, 1999, the Company had 48 centers that had enrolled 213 of the required 280 patients. These trials are generally designed to test the overall efficacy of OvaRex[TM] MAb in women who have completed standard first-line therapy. The open-label Phase II trials will provide the Company with important preliminary data in 1999 and, together with the Phase IIb trials, will form the basis of the OvaRex[TM] MAb U.S. registration strategy.

FAST TRACK DESIGNATION

At the end of 1998, the Company accomplished a major strategic milestone by receiving FDA Fast Track Designation for the OvaRex[TM] MAb program for treating women with late-stage ovarian cancer. Fast Track Designation is a result of the FDA Modernization Act of 1997 (FDAMA) and is intended to facilitate development and expedite review of drugs to treat serious and life-threatening conditions which fill an unmet medical need. It allows the FDA to approve a marketing application for a product that shows efficacy on either a defined clinical endpoint or a reasonably predictive surrogate endpoint (for OvaRex[TM] MAb, time to disease progression for survival). It also allows the FDA to review the marketing submission on a rolling basis, thereby shortening the review time. FDAMA also specifies the FDA's ability to approve marketing applications based on one, well-controlled trial if sufficient supporting data is available.


BREVAREX[TM] MAB

Another milestone achieved during the year was the initiation of a Phase I clinical trial of our second product, BrevaRex[TM] MAb. This trial is a safety and dose comparison study and will be studied with cancer patients who are expressing


[PHOTOGRAPH OMITTED]

EDWARD M. FITZGERALD,

SENIOR VICE PRESIDENT AND CHIEF
FINANCIAL OFFICER

Mr. Fitzgerald joins the Company with over twenty years of experience in the management of strategy, finance, operations and acquisitions. Ed most recently held the position of Director, Consumer Lending, and Director, Mergers and Acquisitions, for BankBoston Corporation. Ed previously was a Partner at Arthur Andersen & Co., a major international accounting firm. He is a licensed CPA and received his BS and MBA from Babson College. Ed is responsible for management of the Company's finance, administration, investor relations, intellectual property, human resources, and facilities functions.


[PHOTOGRAPH OMITTED]

CHRISTOPHER F. NICODEMUS M.D.,

Senior Vice President, Medical and Regulatory Affairs Dr. Nicodemus brings to AltaRex thirteen years of clinical research and drug development experience. Chris has held senior management positions at Pfizer, ImmuLogic, and, Diatide Inc., and is an Associate Physician at the Brigham and Women's Hospital in Boston. Chris received an undergraduate degree from Harvard College and his M.D. from the State University New York. His specialty certification is in internal medicine and clinical immunology. Chris is responsible for management of the Company's preclinical and clinical development programs, support operations and regulatory affairs.

the MUC1 tumor associated antigen. The trial will generate important human immunology data supporting the Company's AIT[R] technology platform. It is anticipated that this trial will be completed during 1999. It is expected that subsequent Phase II efficacy studies will be initiated in a setting similar to the OvaRex[TM] MAb program where the possibility exists to seek FDA Orphan Drug status and Fast Track Designation.

AIT[R] TECHNOLOGY

AltaRex received a positive International Preliminary Examination Report from the European Patent Office with respect to the claims contained in a Patent Cooperation Treaty (PCT) application filed by the Company covering AIT[R] Technology. This report added further credence to the novelty of AltaRex's technology platform. The Company will continue to aggressively strengthen and protect its technology position.

SHARE OFFERING

Late in December 1998, AltaRex announced its intention to raise up to $17 million by way of both a $2 million rights offering and a $15 million private placement. Subsequently, we were disappointed to report that Biomira instituted litigation with a claim that the above referenced patent was for technology developed at Biomira. As a result, the Company cancelled its pending rights offering. AltaRex announced its filing of a lawsuit against Biomira concerning breaches by Biomira with regard to our License and Asset Purchase Agreements and seeking an assignment to the Company of all rights under these agreements. The Company has also strongly affirmed its inventorship and ownership of the patent claimed by Biomira.

Finally, we are pleased to report the filing of a Preliminary Prospectus with Canadian regulatory authorities related to an offering of up to $17 million of Common Shares. The closing of this offering is expected to occur in late April or early May of 1999.

MANAGEMENT TEAM

AltaRex also added significant strength to its senior management team. The Company recruited Edward M. Fitzgerald as Senior Vice President and Chief Financial Officer and Dr. Christopher F. Nicodemus to the position of Senior Vice President, Medical and Regulatory Affairs. Both individuals add significantly to the talents of AltaRex's senior management team (see preceding page).

The Company continues to make substantial progress with its partnering initiatives. There is genuine interest in our technology that is being expressed not only by large and small pharmaceutical companies but also by some large, well-established biopharmaceutical companies.

We are proud of AltaRex's progress and milestone achievements during 1998 and we will continue our aggressive pace throughout 1999. These are exciting times for our employees and shareholders and we would like to thank both groups for their loyal support. Our Company's vision is to be among the few companies able to offer a new era of hope for the millions who suffer from the effects of cancer as we continue to build long-term shareholder value.


 /s/ Dr. Antoine A. Noujaim                             /s/ Richard E. Bagley
 Dr. Antoine A. Noujaim                                 Richard E. Bagley
 Chairman of the Board                                  President and C.E.O.

INNOVATION

AIT[R] TECHNOLOGY
--------------------------------------------------------------------------------
AltaRex's cancer therapeutics are based on its proprietary platform technology, Anti-idiotype Induction Therapy (AIT[R]), which has the potential to address major unmet clinical needs in the treatment of cancer. AltaRex believes that its AIT[R] Technology will enhance the ability of the patient's own immune system to specifically attack cancer cells, achieving therapeutic effect while maintaining the patient's quality of life.

AIT[R] Technology impacts late-stage cancer via multiple mechanisms. The process begins with the identification of a relevant tumor associated antigen
(TAA), a substance expressed by cancer cells. To date, specific TAAs have been identified for a variety of cancers, including ovarian, breast, pancreatic, colorectal, stomach, lung and prostate cancers. The TAA is then used to develop a specific murine antibody. The Company modifies the antibody using a proprietary photoactivation procedure to increase the degree to which the antibody is capable of eliciting the desired immune response in the patient. Upon administration, this modified antibody triggers a cascade of events, inducing a tumor-specific humoral and cellular immune response capable of killing cancer cells. The Company's AIT[R] Technology can be broadly applied to the development of products which may effectively impact seven of the ten most lethal forms of cancer in North America.

OVAREX[TM] MAB
--------------------------------------------------------------------------------
AltaRex is developing OvaRex[TM] MAb for the treatment of ovarian cancer, referred to as the "Disease that Whispers" because it is rarely discovered early enough to cure. Ovarian cancer remains the fifth most common cause of cancer deaths in women, with the number of new cases being diagnosed rising rapidly. Currently, there are an estimated 63,000 new cases of ovarian cancer diagnosed annually worldwide, including over 27,000 in the U.S. and Canada. From 1985 to 1995 new cases of ovarian cancer rose 30%. It is estimated that in the U.S. and Canada nearly 16,000 women die every year from ovarian cancer.

There is a critical need for new, more effective methods to treat this disease. First-line treatment, consisting of surgery followed by chemotherapy, has a debilitating effect on the patient both physically and emotionally. While this regimen results initially in "remission", most patients will experience a relapse of the disease within eighteen months.

--------------------------------------------------------------------------------

OVARIAN CANCER -
THE DISEASE THAT WHISPERS

Known as the "Disease that Whispers", ovarian cancer is characterized by mild symptoms in the early stages of disease that, for the most part, will go undetected. The disease is categorized into stages depending on the extent of metastasis, or spreading. Only an estimated 1 in 5 women will be diagnosed with early stage ovarian cancer and over 90% of these women will survive beyond five years. However, the vast majority of women will be diagnosed with late stage disease where five-year survival will fall to 24% (Souhami & Tobias, 1995).

Standard treatment for ovarian cancer begins with the removal of the ovary and all other visible disease within the abdomen. After surgery, most patients will require chemotherapy in an attempt to eradicate any remaining disease. If large amounts of cancer remain following surgery, survival will be short when compared to the apparent remission that is achieved after a complete surgical resection.

After initial treatment, the majority of women will not exhibit any sign of disease, often giving the false impression that they have been cured. However, it is estimated that over 85% of these women will relapse and die within 5 years. The interval following this initial treatment is often referred to as 'watchful waiting'. Currently there is no approved therapy during 'watchful waiting' that would offer these women the hope of extended survival. AltaRex believes that OvaRex[TM] MAb has the potential to address this need.

--------------------------------------------------------------------------------

OVAREX[TM] MAB IN THE CLINIC

With the aid of its Clinical Advisory Board, AltaRex has developed a comprehensive clinical program to test the utility of OvaR[TM] MAb in late-stage ovarian cancer patients.

       [GRAPHIC DEMONSTRATING PROGRESS OF OVAREX[TM] CLINICAL PROGRAMS]

There is a real need for products that can prolong this period of "remission", thereby delaying the need for additional courses of toxic chemotherapy. AltaRex believes that OvaRex[TM] MAb may offer hope to these women whose treatment options are so limited while at the same time allowing for a good quality of life.

AltaRex is currently conducting two potentially pivotal Phase IIb and two open Phase II clinical trials of OvaRex[TM] MAb in women with late-stage ovarian cancer. These trials have enrolled over 200 patients at 64 trial sites across North America. In the first Phase IIb study, OvaRex[TM] MAb is given following first-line therapy to patients who have had a complete clinical response to the treatment. The study is a placebo-controlled, double-blind, randomized study designed to measure the time to disease progression. This multi-center study will enroll 280 patients. The second Phase IIb study, being conducted in the United States, is enrolling women with a more advanced stage of ovarian cancer. These patients have completed first-line therapy, but have developed an elevated serum CA 125, which is an early indication of impending disease progression. This second Phase IIb study is also placebo-controlled, double-blind and randomized, and will also test safety and the ability of OvaRex[TM] MAb to delay disease progression. AltaRex expects to enroll 102 patients in the study. These two Phase IIb trials are expected to be completed in the first half of 2001.

AltaRex also has two ongoing open-label Phase II studies for OvaRex[TM] MAb in patients who have recurrent ovarian cancer. These studies are primarily designed to determine the extent to which OvaRex[TM] MAb induces immunological responses and to generate safety data from relapsed ovarian cancer patients. AltaRex will have preliminary immunological and safety data from these trials during 1999.

The data from all four ongoing studies, along with retrospective data and data from prospective comparability trials, will serve as the basis of the Company's submission to the FDA for approval to market OvaRex[TM] MAb in the U.S. AltaRex has already received Fast Track Designation from the FDA for OvaRex[TM] MAb for ovarian cancer, which will allow for an accelerated review process. AltaRex intends to license OvaRex[TM] MAb to a pharmaceutical or well-established biotechnology partner for commercialization.

BREVAREX[TM] MAB
--------------------------------

AltaRex is developing a second AIT[R]- based antibody for the treatment of MUC1 expressing cancers including multiple myeloma, lung and prostate cancer. Multiple myeloma is a rarely curable haematological malignancy that is related to leukemias and lymphomas. It is estimated that approximately 14,000 new cases were diagnosed in the U.S. in 1998 with a total of about 11,300 deaths. A steady increase in incidence of the disease has been noted over the past 30 years. Although multiple myeloma is sensitive to chemotherapy, with a median survival of three to four years, most patients are not cured and eventually succumb to the disease.


                              [PHOTGRAPH OMITTED]


The combination of MUC1 antigen target and the nature of multiple myeloma (i.e. a discrete population for whom there is currently no curative alternative) makes the disease ideally suited for AltaRex's development strategy. The Company will apply for Orphan Drug status for BrevaRex[TM] MAb and should be in a position to petition for Fast Track Designation using time to disease progression as a surrogate endpoint for survival.

AltaRex is conducting a U.S. Phase I safety and dose ranging study of BrevaRex[TM] MAb in patients with metastatic cancers expressing the MUC1 antigen. The trial will enroll up to 15 patients in a single center and is expected to be completed in 1999.

OTHER AIT[R] TECHNOLOGY INDICATIONS AND PRODUCTS

In addition to ovarian cancer and multiple myeloma, OvaRex[TM] MAb and BrevaRex[TM] MAb may have applicability to other tumors expressing the target antigens. In the case of OvaRex[TM] MAb, this could include endometrial, breast and non-small cell lung cancers and, with respect to BrevaRex[TM] MAb, could include breast, prostate and non-small cell lung cancers. The Company believes that a strategic partner may wish to pursue these other potentially more lucrative, but difficult to study, disease targets. The Company has commenced further exploratory research on two additional antibodies, ProstaRex(TM) MAb and GivaRex(TM) MAb. These antibodies target the tumor associated antigens PSA, expressed in prostate cancer patients, and CA 19.9, expressed in pancreatic, stomach and colorectal cancer patients.

THE AIT[R] PRODUCT PIPELINE

Currently AltaRex has four AIT[R] - based products in various stages of development. The first and most advanced of these product candidates is OvaRex[TM] MAb for the treatment of ovarian cancer.


        [GRAPH DEMONSTRATING STAGES OF DEVELOPMENT OF ALTAREX PRODUCTS]

INTRODUCING THE CLINICAL ADVISORY BOARD

Early in the year, AltaRex formed a Clinical Advisory Board (CAB) comprised of leading North American experts in the field of oncology. Dr. Robert Ozols of the Fox Chase Cancer Center, who is recognized as a world leader in ovarian cancer research, chairs the Board. AltaRex actively engages its Clinical Advisory Board when developing its overall clinical strategy and specific trial designs. The Board meets regularly to review the appropriateness of the Company's trials and to plan for the future with the goal of helping to ensure an optimal trial strategy.

ROBERT OZOLS, M.D. AND PH.D. is Senior Vice President for Medical Science at Fox Chase Cancer Center in Philadelphia. Dr. Ozols, who serves as Chairman of the AltaRex Clinical Advisory Board, is also Medical Director at the Hospital of the Fox Chase Cancer Center, Professor of Medicine at Temple University and is currently serving on the Oncologic Drugs Advisory Committee of the U.S. FDA. The recipient of the 1990 Cancer Research Award from the Milken Medical Foundation, Dr. Ozols has also been elected to the American Society for Clinical Investigation. Dr. Ozols received his medical degree and a Ph.D. in Biochemistry at the University of Rochester in New York.

ROGER COHEN, M.D. is an Associate Professor at the University of Virginia, Department of Medicine, Division of Hematology-Oncology and Director of the Clinical Trials Office. Dr. Cohen is also currently an advisor and consultant to the FDA at the Center for Biologics Evaluation and Research. He received his medical degree at Harvard Medical School and is the recipient of several awards including the FDA Special Recognition Award.

JAMES HOLLAND, M.D. is Distinguished Professor of Neoplastic Diseases, Department of Medicine, Mount Sinai School of Medicine in New York. Dr. Holland holds both a Medical Doctorate degree from Columbia University and a Doctor of Science degree from State University of New York. He is past-President of both the American Society of Clinical Oncology and the American Association of Cancer Research and has contributed to over 590 scientific publications.

RICHARD MARGOLESE, M.D. is Professor of the Department of Oncology, and Herbert Black Chair in Surgical Oncology at McGill University. Dr. Margolese is also Associate Director of Research at Lady Davis Institute, past President of the National Cancer Institute of Canada and past Co-Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese received his medical degree at McGill University and was awarded the Order of Canada in 1997, Canada's highest civilian honor for lifetime achievement.

DANIEL VON HOFF, M.D. is Director of the Institute for Drug Development at the Cancer Therapy and Research Center in San Antonio, Texas. Dr. Von Hoff is President-Elect of the American Association for Cancer Research and recipient of the Richard and Hinda Rosenthal Award for clinical investigation. He is also a Professor for the Department of Cellular and Structural Biology and a Clinical Professor in the Division of Medical Oncology at the University of Texas Health Science Center. Dr. Von Hoff received his medical degree from Columbia College of Physicians and Surgeons in New York.

GAINING GROUND

AltaRex has dramatically expanded its clinical trial program throughout North America during the year. This expansion is part of the Company's overall strategy to complete development programs in an expedited manner. Clinical trial sites, which include many Comprehensive Cancer Care Centers, are located in the following cities:

  * Albany, NY
  * Albuquerque, NM
  * Baltimore, MD
  * Berkeley, CA
  * Boston, MA
  * Calgary, AB
  * Charlottesville, VA
  * Chicago, IL

  * Columbia, MO
  * Dallas, TX
  * Denver, CO
  * Detroit, MI              [GRAPHIC OMITTED]
  * Edmonton, AB
  * Fort Myers, FL
  * Fullerton, CA
  * Halifax, NS
  * Hamilton, ON
  * Iowa City, IA
  * Irvine, CA

  * Jacksonville, FL
  * Knoxville, TN
  * London, ON
  * Los Angeles, CA
  * Madison, WI
  * Manhasset, NY
  * Miami, FL

  * Miami Beach, FL
  * Minneapolis, MN
  * Mississauga, ON
  * Montreal, PQ
  * New Orleans, LA
  * Oklahoma City, OK
  * Orlando, FL
  * Ottawa, ON

  * Palo Alto, CA
  * Philadelphia, PA
  * Pittsburgh, PA
  * Pomona, CA
  * Quebec City, PQ
  * San Antonio, TX
  * San Diego, CA
  * Seattle, WA
  * Sherbrooke, PQ
  * Spartanburg, SC
  * Saint John, NB

  * St. Louis, MO
  * St. John's, NF
  * Sudbury, ON
  * Surrey, BC
  * Syracuse, NY
  * Toronto, ON
  * Vancouver, BC
  * Winnipeg, MB

AltaRex continues to focus aggressively on patient enrollment strategies to further develop its antibody immunotherapeutics in an effort to ultimately prolong life and reduce the suffering associated with late-stage cancers.

Information about patient entry criteria for the Company's ongoing clinical trials can be found on its web site at WWW.ALTAREX.COM or on the CenterWatch web site at WWW.CENTERWATCH.COM. Additional information about ovarian cancer can be found on the Corrine Boyer Fund web site at WWW.CORRINEBOYERFUND.ORG and at the National Ovarian Cancer Coalition web site at WWW.OVARIAN.ORG.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following discussion and analysis explains trends in the Company's financial condition and results of operations for the years ended December 31, 1998, 1997 and 1996. In each case, issues and risks that can be reasonably expected to impact future operations are discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in this management's discussion and analysis and throughout this Annual Report. Where used, the words "anticipate", "expect", "intend", "should", and similar expressions are intended to identify forward looking statements. This management's discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere herein. Such consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada which conform in all material respects to accounting principles in the United States , except as described in Note 8 to the audited consolidated financial statements.

OVERVIEW

The Company's business is the research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers. Substantially all of the Company's products are subject to regulation by the HPB in Canada, the FDA in the United States, the EMEA in Europe and similar agencies in other countries. None of the Company's products have been approved to date. Because the Company is in the development stage with its products, the Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as its cancer therapeutic products are approved by the various regulatory agencies and become commercially viable.

ACQUISITION AND AMALGAMATION

Effective July 17, 1996, the Company (at that time known as Allrich Energy Group Inc.) acquired all of the outstanding shares of AltaRex Inc. for a purchase price satisfied through the issue of 7,525,000 Common Shares of the Company. These Common Shares gave AltaRex Inc.'s shareholders a controlling interest in the Company and effectively constituted a reverse take-over of the Company by the shareholders of AltaRex Inc. The Company, at the time of acquisition, was an inactive public company. The purpose of the acquisition was to realize funds associated with a private placement and special warrant offering that were completed at that time and to provide future access to public market funding. Effective May 31, 1997, the Company amalgamated with AltaRex Inc. and continued under the name of AltaRex Corp.

RESULTS OF OPERATIONS

The Company, through its predecessor AltaRex Inc., commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of December 31, 1998, the Company had incurred cumulative losses of $20.2 million. This related to losses of $13.1 million, $4.7 million, and $2.2 million, respectively, for the years ended December 31, 1998, 1997 and 1996 and a loss of $0.2 million for the one month ended December 31, 1995. These increasing losses are due to the increased cost of clinical and product development activities and supporting efforts in product commercialization. Costs for research and development and supporting activities are expected to increase as the Company pursues its development, clinical trials and commercialization programs prior to receiving regulatory approvals and the successful introduction of the Company's products.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

Revenues for the year ended December 31, 1998 decreased by $0.61 million, from $1.62 million in 1997 to $1.01 million in 1998. Interest income increased by $0.06 million, from $0.90 million in 1997 to $0.96 million in 1998, due to higher effective interest rates on short-term investments in 1998. Research contract revenue decreased by $0.63 million, from $0.68 million to $0.05 million in 1998, due to the completion of government research contracts in late 1997 and early 1998.


                              [PHOTGRAPH OMITTED]


EXPENSES

Expenses for the year ended December 31, 1998 increased by $7.83 million, from $6.30 million in 1997 to $14.13 million in 1998. Research and development expenses increased by $4.70 million, from $4.73 million in 1997 to $9.43 in 1998. This increase is due to the expansion and progress of the Company's clinical trial program for OvaRex[TM] MAb, which involved the consolidation of the Company's Phase II clinical trial commenced in Canada in 1997 with its United States Phase IIb clinical trial initiated in 1998 to form a potentially pivotal Phase IIb North American trial. The increase is also due to the costs related to production of antibody for clinical trial purposes.

General and administrative expenses increased by $3.13 million, from $1.56 million in 1997 to $4.69 million in 1998. This increase is due to the addition of key management personnel in 1998, the establishment of an office in the United States in May 1998 and the relocation of certain personnel to such office, as well as the related support costs for increasing research and development activities and patent and corporate development activities.

The Company anticipates that the level of spending in research and development will continue to increase significantly in the near future as the Company's OvaRexTM MAb, BrevaRexTM MAb and other programs enter into further research and development activities, including but not limited to cell culture-derived material production, clinical trials and submissions for regulatory approvals. This will also result in an increase in general and administrative expenses to support the growth in the Company's research, clinical and business development programs. The actual levels of research and development and general and administrative expenditures are dependent on the cash resources available to the Company and the extent to which the Company contracts with strategic partners to finance and commercialize its products. See "Liquidity and Capital Resources".

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES

Revenues for the year ended December 31, 1997 increased by $1.53 million, from $0.09 million in 1996 to $1.62 million in 1997. Interest income increased by $0.84 million, from $0.06 million in 1996 to $0.90 million in 1997, due to higher average balances in short-term investments resulting from funds raised in the $27.7 million public share offering completed in December 1996. Research contract revenue increased by $0.67 million, from $0.01 million in 1996

Management's Discussion and Analysis

to $0.68 million in 1997, and relates to two government research contracts undertaken by the Company.

EXPENSES

Expenses for the year ended December 31, 1997 increased by $4.04 million, from $2.26 million in 1996 to $6.30 million in 1997. Research and development expenses increased by $3.01 million, from $1.72 million in 1996 to $4.73 million in 1997. This increase reflects the cost of supporting a higher level of activity in research, product development and clinical trials, including increased staffing and research supplies and the costs of managing clinical trials. Clinical trial activity included the commencement of a Phase II clinic al trial of the Company's lead product OvaRexTM MAb in Canada, as well as the preparation for a Phase IIb clinical trial in the United States.


                               [GRAPHIC OMITTED]


General and administrative expenses for the year ending December 31, 1997 increased by $1.02 million, from $0.54 million in 1996 to $1.56 million in 1997. This increase is due to the support required of the Company's growth in its research and development programs, its business development activities and the costs related to the maintenance of a publicly-traded company, including increased staffing.

FOREIGN CURRENCY EXPOSURE

To date, exposure to foreign currency fluctuations has not had a material effect on the Company's operations. The Company does not currently engage in hedging or other activities to control the risk of foreign currency exposure, but will continue to monitor the situation and may do so in the future as conditions warrant.

IMPACT OF THE YEAR 2000 ISSUE

The Year 2000 issue is the result of computer programs being written using two rather than four digits to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations, causing disruptions in operations.

In 1998, the Company developed, and is in the process of completing, a comprehensive plan for the assessment of the impact of, and the necessary remediation plans related to, the Year 2000 issue. The Company's plan includes the review, assessment and testing of internal systems and equipment, the review of Year 2000 compliance and readiness of vendors and suppliers to the Company and the development of contingency plans for all mission critical systems and risks. The design and execution of the plan is the responsibility of the Chief Financial Officer and involves personnel from throughout the Company.

The Company has completed its inventory of all equipment and software applications it uses throughout its offices and labs and is in the process of testing such equipment and software. The Company has identified all key vendors and suppliers and is currently in communication with them regarding Year 2000 readiness. Confirmation of Year 2000 compliance has been obtained from the Company's payroll and accounting systems suppliers and banking and investment management service providers. The Company is continuing its review and assessment of Year 2000 readiness with contract research organizations and other suppliers and service providers involved in the Company's clinical development programs. Alternative suppliers and service providers and appropriate back-up of data and information will be provided to mitigate any potential losses or delays due to the Year 2000 issue. The Company specifies the need for Year 2000 compliance in all significant new contractual relationships.

Management of the Company believes that the review, assessment and testing and the completion of any necessary changes will be completed by September 1999. The Company's expected aggregate expenditures related to the Year 2000 compliance is expected to be less than $100,000. These expenditures will be incurred and paid in 1999 and the first half of 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash and short-term investments totalled $12.8 million at December 31, 1998. Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities, amounting to $32.9 million, and interest income on invested balances, amounting to $1.9 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of warrants and investment income.

On March 2, 1999, the Company announced that it would not proceed with a previously announced offering of rights to purchase up to 3,302,522 Common Shares at a price of $0.62 per share.

On March 16, 1999, the Company filed a Preliminary Prospectus with Canadian regulatory authorities related to an offering of up to $17 million of Common Shares. The closing of this offering is expected to occur in late April or early May of 1999. The net proceeds of this offering, estimated to be $15.4 million, will be used to fund additional clinical trial and antibody costs for OvaRex[TM] MAb and BrevaRex[TM] MAb.

The Company's net cash used in operating activities amounted to $11.4 million, $4.0 million and $2.2 million for the years ended December 31, 1998, 1997 and 1996, respectively, and resulted primarily from the Company's net operating losses. The Company's net cash used in investing activities amounted to $0.6 million, $1.5 million and $0.1 million for the years ended December 31, 1998, 1997 and 1996, respectively, and resulted primarily from the purchase of capital assets used in the Company's business.

The Company expects to incur substantial and increasing research and development expenses, including expenses related to preclinical studies, clinical trials, manufacturing and commercialization activities, and supporting general and administrative expenses. The Company believes that the net proceeds of the above referenced $17 million offering, together with its available cash, and interest earned thereon, should be sufficient to finance its operations and capital needs through 2000, while maintaining sufficient cash reserves. The Company's funding needs may vary depending on a number of f actors including progress of the Company's research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

The Company may need to raise substantial additional capital to fund its operations in the future. The Company may seek such additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The ability of the Company to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALTAREX CORP.

We have audited the consolidated balance sheets of AltaRex Corp. as at December 31, 1998 and 1997 and the consolidated statements of loss and accumulated deficit, and the consolidated statements of cash flows for the years ended December 31, 1998, 1997, 1996 and the period December 1, 1995 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years ended December 31, 1998, 1997, 1996 and the period December 1, 1995 to December 31, 1998 in accordance with accounting principles generally accepted in Canada.





/s/ ERNST & YOUNG
---------------------
Chartered Accountants
Edmonton, Canada

February 12, 1999
(except as to note 11 which is as of March 16, 1999)

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

The accompanying consolidated financial statements of the Company and all information in this Annual Report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

The management of the Company, in furtherance of the integrity and objectivity of the consolidated financial statements, has developed and maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts which are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board primarily exercises this responsibility through the Audit Committee of the Board. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The consolidated financial statements have been examined by the shareholders' auditors, Ernst & Young LLP, Chartered Accountants and their report is presented separately herein.




/s/ Richard E. Bagley                           /s/ Edward M. Fitzgerald
-------------------------                       -------------------------------
Richard E. Bagley                               Edward M. Fitzgerald
President and Chief                             Senior Vice President
Executive Officer                               and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS


                                                                      As at December 31,
                                                                 ---------------------------
                                                                  1998                 1997
(In Canadian dollars)                                                $                    $
--------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and short-term investments                             12,823,420           25,002,106
Accounts receivable                                             78,616              192,299
Investment tax credit receivable                                                    247,734
Prepaid expenses                                               174,293               89,096
-------------------------------------------------------------------------------------------
                                                            13,076,329           25,531,235

DEPOSITS AND OTHER ASSETS (NOTE 2)                             322,840              185,741
NOTES RECEIVABLE FROM EMPLOYEES (NOTE 3)                       106,186
CAPITAL ASSETS (NOTE 4)                                      1,654,419            1,582,768
-------------------------------------------------------------------------------------------
                                                            15,159,774           27,299,744
-------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                     2,079,168            1,035,299
-------------------------------------------------------------------------------------------
                                                             2,079,168            1,035,299

DEFERRED LEASE CREDIT                                          433,766              555,676
-------------------------------------------------------------------------------------------
                                                             2,512,934            1,590,975
-------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTES 7, 10 AND 11)

SHAREHOLDERS' EQUITY
Share capital (note 5)                                      32,838,364           32,784,364
Accumulated deficit during the development stage           (20,191,524)          (7,075,595)
-------------------------------------------------------------------------------------------
                                                            12,646,840           25,708,769
-------------------------------------------------------------------------------------------
                                                            15,159,774           27,299,744
-------------------------------------------------------------------------------------------

See accompanying notes


On behalf of the Board:




                      /s/ Edward M. Fitzgerald        /s/ Richard E. Bagley
                      ------------------------        ---------------------
                      Director                        Director

CONSOLIDATED STATEMENTS OF LOSS AND
ACCUMULATED DEFICIT

                                                                            Years ended December 31,                  DEC. 1, 1995
                                                                -------------------------------------------------        - DEC. 31,
                                                                1998                  1997                   1996             1998
(In Canadian dollars)                                              $                     $                      $                $
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Research contracts (note 7)                                   50,000               680,000                 15,000          745,000
Sale of research materials                                                          39,760                  8,589           71,869

Interest income                                              963,742               900,076                 64,668        1,928,486
------------------------------------------------------------------------------------------------------------------------------------
                                                           1,013,742             1,619,836                 88,257        2,745,355
------------------------------------------------------------------------------------------------------------------------------------

EXPENSES

Research and development (note 7)                          9,433,681             4,733,918              1,720,031       16,095,431
General and administrative                                 4,695,990             1,563,555                540,285        6,841,448
------------------------------------------------------------------------------------------------------------------------------------
                                                          14,129,671             6,297,473              2,260,316       22,936,879
------------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                                    (13,115,929)           (4,677,637)            (2,172,059)     (20,191,524)
Accumulated deficit, beginning of year                    (7,075,595)           (2,397,958)              (225,899)
------------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT, END OF YEAR                         (20,191,524)           (7,075,595)            (2,397,958)     (20,191,524)
------------------------------------------------------------------------------------------------------------------------------------

NET LOSS PER COMMON SHARE                                     ($0.79)               ($0.29)                ($0.24)
------------------------------------------------------------------------------------------------------------------------------------

Weighted-average number of
common shares                                             16,503,764            15,894,880               9,067,374
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Years ended December 31,                   DEC. 1, 1995
                                                                                                                     - DEC. 31,
                                                              1998               1997              1996                    1998
(In Canadian dollars)                                            $                  $                 $                       $
-------------------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES

Net loss                                               (13,115,929)        (4,677,637)       (2,172,059)           (20,191,524)

Adjustments to reconcile net loss to net
cash used in operating activities:
    Depreciation and amortization                          548,687            366,268           127,816
    Amortization of deferred lease credit                 (168,551)           (64,324)                                (232,875)
    Interest expense satisfied through
    issuance of common shares                                                                    12,066                 12,066

Net changes in non-cash working
capital balances                                         1,301,468            374,431          (163,546)             1,621,897
-------------------------------------------------------------------------------------------------------------------------------
                                                       (11,434,325)        (4,001,262)       (2,195,723)           (17,737,948)
-------------------------------------------------------------------------------------------------------------------------------

CASH USED IN INVESTING ACTIVITIES

Purchase of capital assets                                (620,339)        (1,473,826)          (45,473)            (2,706,908)
Acquisition of AltaRex Corp.                                                                    (30,250)               (30,250)
-------------------------------------------------------------------------------------------------------------------------------
                                                          (620,339)        (1,473,826)          (75,723)            (2,737,158)
-------------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES

Issue of common shares, net (note 6)                        54,000          2,860,273        25,391,601             29,305,874
Issue of Private Placement Units,
net (note 6)                                                                                  2,340,674              2,340,674
Issue of Special Warrants, net (note 6)                                                       1,210,000              1,210,000
Share subscription receivable                                                                   293,963
Deferred lease credit                                       46,641            620,000                                  666,641
Deferred finance costs                                    (118,477)                                                   (118,477)
Employee relocation loans                                 (106,186)                                                   (106,186)
Net changes in non-cash financing
balances                                                                     (219,028)          219,028
-------------------------------------------------------------------------------------------------------------------------------
                                                          (124,022)         3,261,245        29,455,266             33,298,526
-------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND
SHORT-TERM INVESTMENTS                                 (12,178,686)        (2,213,843)       27,183,820             12,823,420

Cash and short-term investments,
beginning of year                                       25,002,106         27,215,949            32,129
--------------------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS,
END OF YEAR                                             12,823,420         25,002,106        27,215,949             12,823,420
--------------------------------------------------------------------------------------------------------------------------------


See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND 1997 (IN CANADIAN DOLLARS)

1.   BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

The Company, amalgamated under the Business Corporations Act (Alberta) is a biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer. The Company is in its development stage.

The Company's ability to complete its research and development program and commercialize its technology is dependent on the Company continuing to arrange the necessary financing and the receipt of regulatory approvals to use its products in the therapy of cancer.

ACQUISITION OF ALTAREX INC.

Effective July 17, 1996, AltaRex Corp. (formerly known as Allrich Energy Group Inc.) acquired 100% of the issued and outstanding common shares of AltaRex Inc. by issuing a total of 7,525,000 of AltaRex Corp.'s common shares. At the date of acquisition, AltaRex Corp. was a non-operating company with net monetary liabilities totalling $30,250, which amount approximated their net fair value. AltaRex Inc. was incorporated on October 31, 1995 and commenced active operations on December 1, 1995. By this transaction, sufficient common shares of AltaRex Corp. were issued so that a controlling interest (approximately 74%) of the corporate group passed to the former shareholders of AltaRex Inc. Accordingly, for accounting purposes, AltaRex Inc. was treated as the purchaser, and the acquisition was accounted for as a reverse take-over. The legal parent company, AltaRex Corp., is deemed to be a continuation of AltaRex Inc., and accordingly, these financial statements are a continuation of the financial statements of AltaRex Inc., the legal subsidiary, and not the legal parent. In these financial statements, the 1996 comparative figures presented are those of AltaRex Inc. In making the acquisition, AltaRex Inc. acquired net liabilities of approximately $30,250 which amount has been charged to share issue costs. The acquisition has been accounted for using the purchase method with the cost of the purchase being a nominal $1.

AMALGAMATION OF ALTAREX CORP. AND ALTAREX INC.

Effective May 31, 1997, AltaRex Corp. amalgamated with its wholly-owned subsidiary, AltaRex Inc., to continue operations as AltaRex Corp. For accounting purposes, the amalgamation has been accounted for based on the carrying amounts of the assets and liabilities of AltaRex Corp. and AltaRex Inc. prior to the amalgamation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in
Note 8. The preparation of financial statements in conformity with such principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.


CONSOLIDATION OF SUBSIDIARIES

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AltaRex US, Corp.

REVENUE RECOGNITION

Research material sales are recognized as materials are delivered.

Revenue from research contracts, which includes government funding of research projects, is recognized as the services are performed based on costs incurred or, for those contracts that provide for milestone payments, as milestones are achieved. Amounts received under refundable research contracts are recorded as revenue when repayment is conditional on the commercial success of the research effort. Amounts received in advance of services to be performed are recorded as unearned revenue.

CASH AND SHORT-TERM INVESTMENTS

The Company invests its surplus cash in highly liquid government and commercial instruments with maturities not exceeding one year. The carrying cost of short-term investments approximates their fair value. The short-term investments held at December 31, 1998 have maturity periods averaging 2.5 months (1997 - 5 months) and average interest rates approximating 5.1% (1997 - 3.9%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND 1997 (IN CANADIAN DOLLARS)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEPOSITS AND OTHER ASSETS

Deposits and down payments on service contracts are deferred and expensed as services are provided under the terms of the contract. Included in deposits and other assets are amounts paid on deposit to an underwriter in anticipation of a financing transaction and have been deferred pending completion of a transaction. In the event of successful completion of the financing these costs will be charged to capital. In the event the financing is unsuccessful these costs will be expensed.

CAPITAL ASSETS

Capital assets are stated at cost net of investment tax credits, accumulated amortization and depreciation. Depreciation and amortization is provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:

Scientific equipment               5 years
Computer software and
equipment                          3 years
Office equipment                   5 years
Leasehold improvements             3 - 5 years, term of lease

DEFERRED LEASE CREDIT

The deferred lease credit relates to leasehold improvements provided to the Company by the landlord for its leased office and research facilities. The deferred lease credit is being amortized over the term of the lease agreements which is three to five years (see note 7).

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.


FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rate of exchange at the period end; transactions during the period are translated at the rate of exchange in effect at the date of the transaction. Gains and losses arising from these translation adjustments are included in income.

INVESTMENT TAX CREDITS

The Company is permitted to offset federal income taxes payable with unapplied investment tax credits which are based on the cost of carrying on qualifying research and development activities and the cost of qualifying new equipment (see note 6). Refundable investment tax credits received by the Company relating to the acquisition of assets are deducted from the cost of the related asset.

Refundable investment tax credits received by the Company relating to current expenses are included in the determination of net income as a reduction of research and development costs.

INCOME TAXES

Income taxes have been provided on a deferred tax allocation basis whereby the provision for income taxes is determined on the basis of income and expenses included on the statement of income rather than the related amounts reported in the income tax returns of the Company. Deferred income taxes relate primarily to differences between the amount of depreciation and amortization recorded for accounting purposes and capital cost allowance claimed for income tax purposes.

LOSS PER SHARE

In accordance with generally accepted accounting principles in Canada applicable to reverse take-overs, the loss per share figures are calculated on the following basis:

* The number of shares outstanding from the beginning of the fiscal period to the date of the reverse take-over on July 17, 1996 are deemed to be the number of shares issued by AltaRex Corp. to AltaRex Inc.

* The number of shares outstanding from the date of the reverse take-over to the end of each of the fiscal periods are deemed to be the actual number of shares of AltaRex Corp. outstanding in each period.

The loss per share figure is calculated on the weighted-average number of shares outstanding based on the numbers determined above, including shares held in escrow.

3.   Notes Receivable

The note receivable balance is comprised of employee relocation loans. The notes are unsecured, non-interest bearing, denominated in U.S. dollars, and have maturity dates ranging from May 2000 to June 2003.

4.   Capital Assets

                                                       1998                                         1997
                                             ------------------------               -------------------------------
                                                          ACCUMULATED                                  Accumulated
                                                 COST    AMORTIZATION                    Cost         amortization
                                                    $               $                       $                    $
------------------------------------------------------------------------------------------------------------------
Scientific equipment                        1,187,996         543,893                 954,565              306,144
Computer software and equipment               301,968         150,688                 174,658               74,763
Office equipment                              416,559         117,151                 244,346               50,820
Leasehold improvements                        781,041         221,413                 713,000               72,074
------------------------------------------------------------------------------------------------------------------
                                            2,687,564       1,033,145               2,086,569              503,801
------------------------------------------------------------------------------------------------------------------
Net book value                                      1,654,419                                   1,582,768
------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND 1997 (IN CANADIAN DOLLARS)

5.   SHARE CAPITAL

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

ISSUED AND OUTSTANDING COMMON SHARES

Summarized below are the issued and outstanding common shares of AltaRex Corp.:


                                                                          Number of                       Share
                                                                             Shares                 Capital ($)
---------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 1, 1995                                               1,169,330
Issue of shares                                                              25,000
Initial capitalization of Company                                                                     1,000,000
--------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995                                              1,194,330                   1,000,000
Private placement of shares of AltaRex Inc.                                                             175,200
Issue of shares of AltaRex Inc. in settlement of interest payable                                        12,066
Shares issued in private placement of unit sales                          1,497,500                   2,310,424
Shares issued to acquire AltaRex Inc.                                     7,525,000                           1
Issue of shares for cash from exercise of Special Warrants                  797,500                   1,210,000
Shares issued for cash in public offering                                 4,100,000                  25,036,466
Issue of shares resulting from exercise of stock options                    116,933                      76,014
Issue of shares resulting from exercise of Warrants                          43,300                     103,920
---------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996                                             15,274,563                  29,924,091
Issue of shares resulting from exercise of stock options, net                95,000                     170,931
Issue of shares resulting from exercise of Warrants                       1,113,050                   2,689,342
---------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997                                             16,482,613                  32,784,364
Issues of shares resulting from exercise of stock options                    30,000                      54,000
---------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998                                             16,512,613                  32,838,364
---------------------------------------------------------------------------------------------------------------

Effective November 28, 1996, the shareholders approved a consolidation of the Company's common shares, on the basis of one new common share for every four existing common shares. These financial statements reflect the share consolidation for all periods presented.

On July 17, 1996, the Company issued 1,497,500 common shares on the exercise of Private Placement Units ("Units"). The Units were issued for gross proceeds of $2,695,500 inclusive of Units issued for $175,000 in commission charges. The Units consisted of 1,497,500 common shares and common share purchase warrants ("Warrants") that were exercisable into 1,497,500 common shares.

Also on July 17, 1996 Special Warrants were issued for gross proceeds of $1,435,500 inclusive of Special Warrants issued for $130,500 in commission charges. The Special Warrants consisted of 797,500 common shares and Warrants that were exercisable into 797,500 common shares. On November 18, 1996 a total of 797,500 common shares were issued on the exercise of Special Warrants.

As additional consideration for the services rendered by the underwriter related to the Special Warrant issuance, a compensation option was granted. The compensation option consisted of optioned units that if exercised would have resulted in the issuance of 72,500 common shares and warrants that would have been exercisable into 72,500 common shares.

On July 17, 1998 the right to exercise the outstanding Warrants and compensation option related to the issuance of Units and Special Warrants expired.

On December 20, 1996, the Company issued 4,100,000 common shares in a public offering for net proceeds of $25,036,466, after related issue expenses of $2,638,534.

As at December 31, 1998, a total of 2,649,552 (December 31, 1997 - 5,260,994)
common shares of the Company are being held in escrow for regulatory purposes and released on the following basis:

* An amount of 2,434,773 (December 31, 1997 - 4,831,440) common shares will be released from escrow on a basis pro rata to each shareholder, of one common share for each $1.20 of gross research and development costs incurred by the Company to a maximum in any one year of 2,396,667 common shares. A total of 2,396,667 common shares were released in 1998.

* An additional 214,779 (December 31, 1997 - 429,554) common shares will be released from escrow on a basis pro rata to each shareholder on July 17, 1999. A total of 214,775 common shares were released on July 15, 1998.

WARRANTS AND STOCK OPTION PLAN

In 1998, the Company amended its stock option plan for directors, officers, employees and consultants. Pursuant to the amended plan, a total of 2,480,000 (December 31, 1997 - 1,544,206) common shares of the Company are reserved for issue of stock options, of which 209,251 (December 31, 1997 - 565,373) are available for grant at December 31, 1998. At December 31, 1998, there were 2,114,083 (December 31, 1997 - 683,833) stock options outstanding for directors, officers and employees and 156,666 (December 31, 1997 - 295,000) options for consultants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND 1997 (IN CANADIAN DOLLARS)

5.   SHARE CAPITAL (CONTINUED)

The following schedule details the warrants and stock options granted, exercised, expired and cancelled since December 1995.

                                                                    Shares issuable on exercise of
                                                           ------------------------------------------             Exercise price
                                                           Stock options                     Warrants              per share ($)
-------------------------------------------------------------------------------------------------------------------------------
Balance at  December 1 and December 31, 1995                         Nil                         Nil

Granted                                                          858,500                   2,440,000                1.80 - 3.00
Exercised                                                                                    (43,300)               2.40 - 3.00
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                                     858,500                   2,396,700
Granted                                                          217,833                      41,667               3.30 - 12.00
Exercised                                                        (95,000)                 (1,113,050)               1.80 - 3.00
Cancelled                                                         (2,500)                                                  3.68
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                                     978,833                   1,325,317

Granted                                                        1,723,666                                            0.53 - 3.00
Exercised                                                        (30,000)                                                  1.80
Cancelled                                                       (401,750)                                           1.15 - 5.90
Expired                                                                                   (1,283,650)               1.80 - 3.00
-------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998                                   2,270,749                      41,667
-------------------------------------------------------------------------------------------------------------------------------



The following warrants and stock options to purchase common shares are outstanding at December 31,1998.

    Share issuable on exercise of
 -------------------------------------   Exercise price
   Stock options            Warrants        per share($)       Year of expiry
------------------------------------------------------------------------------
          26,666                                    0.72                 1999
                              41,667               12.00                 2000
         522,250                                    1.80                 2001
         139,500                             3.30 - 3.68                 2002
          33,333                             5.90 - 6.00                 2002
         400,000                             0.53 - 0.91                 2003
          75,000                             1.15 - 1.40                 2003
       1,074,000                             2.18 - 3.00                 2003
------------------------------------------------------------------------------
       2,270,749              41,667
------------------------------------------------------------------------------

6.   INCOME TAX

The Company is eligible for scientific research and development investment tax credits which may be applied against federal taxes payable. The accumulated non-refundable investment tax credits as at December 31, 1998 approximate $1,923,000 (December 31, 1997 - $1,360,000).

As at December 31, 1998, the Company has scientific research and experimental development expenditures for tax purposes of approximately $8,146,000 (December 31, 1997 - $5,208,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes.

As at December 31, 1998, the Company has approximately $12,984,000 (December 31, 1997 - $2,900,000) of non-capital losses available to be applied to taxable income of future years. These losses expire between 2001 and 2005.

No recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts.

7.   COMMITMENTS AND CONTINGENCIES (SEE NOTE 11)

The Company leases office and research facilities and is committed to annual minimum basic rent payments as follows:

                 1999                $ 279,919
                 2000                $ 279,919
                 2001                $ 156,077
                 2002                $  52,454

On December 1, 1995, in an arm's-length transaction, AltaRex Inc. acquired a fifteen year exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the "Technology") which will be used for the therapy of cancer (the "Biomira License Agreement"), for a non-refundable cash fee of $150,000 from Biomira Inc., which, at the time of the acquisition, had a director who was also a director of the Company. This license fee has been charged to research and development expenses. In addition, certain equipment was purchased for cash of $514,000, an amount approximating its fair value. The Company also agreed to pay royalties associated with revenues from the Technology. The Technology agreement requires that the Company use its best efforts to commercialize the Technology and to commit to spending certain minimum amounts to develop the Technology. Should these obligations not be met, the Company's right under the Technology agreement ceases to be exclusive (see note 11).

The Company is party to a jointly-funded research contract with the Canada-Israel Industrial Research and Development Foundation. Total funding of $300,000 is available over a three year term commencing in 1997. During 1997, $100,000 was received and recorded as revenue. No amounts were received in 1998 and the Company is not currently conducting research pursuant to the contract. The funding received is conditionally repayable, on commercial success, at a rate of 2.5% of gross sales of the resulting products.

The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 was received and recorded as revenue in 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. In addition, the Company granted Warrants in connection with this agreement which entitle the holder to obtain 41,667 common shares (see note 5).

The Company has contracted certain research projects to a third party consultant for a three year period ending March 2000. Fees will be paid to the consultant to a maximum of $300,000 per annum.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND 1997 (IN CANADIAN DOLLARS)

8.   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
     STATES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles in the United States (U.S.
GAAP), except as follows:

(a) CASH AND SHORT-TERM INVESTMENTS
For Canadian GAAP purposes with regard to the statement of cash flows, cash and cash equivalents include all short-term investments. For U.S. GAAP purposes only those short-term investments with original maturities of less than three months would be included in cash and cash equivalents. Short-term investments with maturities greater than three months amounted to $4,241,732 as at December 31, 1998 ($9,036,000 as at December 31, 1997).

In addition, for Canadian GAAP purposes, the gross amount of non-cash items are included in the respective operating, investing, or financing activities as applicable. For U.S. GAAP purposes, non-cash items such as leasehold improvements financed by the deferred lease credit would be excluded from the statements of cash flows. Accordingly, for U.S. GAAP purposes for the year ended December 31, 1998 cash used in investing activities would decrease by $4,840,909 (1997 - increase by $8,416,000), cash provided in financing activities would decrease by $46,641 (1997 - $620,000) and cash and cash equivalents would decrease by $4,241,732 (1997 - $9,036,000).

(b) ACCOUNTING FOR INCOME TAXES
For U.S. GAAP purposes, the Company would be required to account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year. In addition, for U.S. GAAP purposes, a deferred tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carry forwards when the realization of the benefit is determined to be more likely than not. For Canadian GAAP purposes, the benefits of such losses may only be recorded in the period incurred if realization is virtually certain. At December 31, 1998, the Company has determined that the deferred tax asset net of a valuation allowance of $11,066,000 (December 31, 1997 - $5,005,000) would be nil (nil at December 31, 1997).

(c) ACCOUNTING FOR STOCK-BASED COMPENSATION
For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No.
25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, since the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted. This compensation expense would be amortized over the appropriate vesting periods. As at December 31, 1998, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $89,000 (December 31, 1997 - $181,000).

(d) REVERSE TAKE-OVER COSTS
For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against shareholder's equity. For U.S. GAAP purposes, these costs totalling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(e) COMPREHENSIVE INCOME
For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Financial Accounting Standard No. 130 ('SFAS 130'). SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income would equal net loss determined for U.S. GAAP purposes as set out in the following table.

8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.


                                                    Years ended December 31,                  DEC. 1, 1995
                                              --------------------------------------            - DEC. 31,
                                              1998             1997             1996                  1998
                                                 $                $                $                     $
------------------------------------------------------------------------------------------------------------
Net loss per  Canadian GAAP             13,115,929        4,677,637        2,172,059            20,191,524

Adjustment for stock -based
compensation                               130,000          163,000           75,000               368,000

Adjustments of reverse
take-over costs                                                              495,000               495,000
------------------------------------------------------------------------------------------------------------
Net loss per U.S. GAAP                  13,245,929        4,840,637        2,742,059            21,054,524
------------------------------------------------------------------------------------------------------------

Basic and diluted net loss
per share, U.S. GAAP                         (0.80)           (0.30)           (0.30)
------------------------------------------------------------------------------------

Weighted-average number of
common shares                           16,503,764       15,894,880        9,067,374

Weighted-average number
of common shares and
dilutive share equivalents              16,503,764       15,894,880        9,067,374
------------------------------------------------------------------------------------


The following summarizes balance sheet items with material variations under U.S. GAAP.


                                              DECEMBER 31,      December 31,
                                                      1998              1997
                                                         $                 $
-----------------------------------------------------------------------------

Share capital                                   33,701,364        33,517,364

Accumulated deficit                             21,054,524         7,808,595
-----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND 1997 (IN CANADIAN DOLLARS)

9.   SEGMENTED DISCLOSURE

The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the therapy of cancer. All of the Company's revenues are generated in Canada. The Company's capital assets are located in Canada with the exception of $330,000 located in the United States.

10.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

11.  SUBSEQUENT EVENTS

On February 25, 1999 Biomira Inc. provided the Company with written notice alleging that the Company is in default of certain reporting obligations under the Biomira License Agreement and that Biomira Inc. will terminate such agreement on April 15, 1999 unless such alleged defaults are fully cured on or before such date. The Company believes that it is currently in compliance with all of the terms of the Biomira License Agreement and intends to take such actions as may be necessary to prevent any attempt by Biomira to terminate the Biomira License Agreement.

On February 26, 1999, Biomira Inc. commenced legal action against the Company, the founder of the Company and certain other individuals affiliated with the Company, claiming ownership of an invention disclosed in a patent application filed by the Company relating to certain aspects of the Company's core technology, products, processes, and methods for their production, including the technology. In the action, Biomira is seeking, among other things, a court order stating that it is the sole owner of the invention and related intellectual property rights therein, including the patent application, an inj unction prohibiting the Company from using the invention and damages in the amount of $200,000,000. Although there can be no assurance that Biomira's legal action will not be successful, the Company believes that Biomira's claims are without merit and intends to defend against such action and consider bringing such counterclaims and the Company has taken and will continue to take such other actions in response to Biomira's legal action as it deems appropriate. Given the early stage of the above action, it is not possible to estimate the potential costs and losses, if any, related to this matter.

On March 16, 1999, the Company commenced legal action in the Province of Alberta against Biomira Inc. seeking a declaration of the court that, among other things, (i) Biomira is in breach of the Biomira License Agreement and the related asset purchase agreement between the Company, Biomira Inc. and Biomira Research Inc., (ii) the Company has the exclusive worldwide right and license to use the B43 Technology to develop, commercialize, manufacture, use and sell products based upon such technology (including OvaRex[TM] MAb), (iii) the Company has the exclusive right under the Biomira License Agreement to develop, commercialize, use and sell all AIT[R] Technology applications, (iv) as a result of its breaches of the Biomira License Agreement, Biomira Inc. is not entitled to any rights under the Biomira License Agreement, and (v) the terms of the Biomira License Agreement prohibit Biomira from bringing the legal action described in the preceding paragraph. In addition, the Company is seeking an injunction prohibiting Biomira from pursuing its legal action against the Company and damages in an amount to be proven at trial.

On March 16, 1999 the Company filed a preliminary prospectus for the purposes of a public offering of up to $17,000,000 of common shares. As at March 16, 1999 the number of shares to be offered, the offering price per share, and the resulting net proceeds of the offering had not been determined.

CORPORATE GOVERNANCE

Corporate governance refers to the structures and processes employed by the Company to direct and manage its business and affairs, so as to best achieve the Company's objectives. The Board of Directors of the Company believes that these practices should be reviewed regularly to ensure they are appropriate. The following is a description of the Company's corporate governance practices approved by the Board and which are in accordance with the Guidelines established under the by-laws of the Toronto Stock Exchange.

MANDATE OF THE BOARD OF DIRECTORS

The shareholders elect the Directors who in turn are responsible for overseeing all aspects of the operation of the Company, including appointing management and ensuring that the business is managed properly, taking into account the interests of the shareholders.

The Board of Directors meets regularly to review operational performance and financial results and to approve the budget, strategic plan, investment strategies, executive appointments and performance, stock issuance, and major financial transactions. The Board of Directors will also act to protect the Company from undue risk by assuring appropriate safeguards including compliance with all governmental regulations and obtaining necessary insurance.

The Board is responsible for the stewardship of the Company. Specific responsibilities of the Board of Directors include:

*    overseeing and evaluating the strategic planning process;

* identifying and implementing appropriate systems to manage the Company's principal risks;

* ensuring that the Company operates within all applicable laws and regulations, and to the highest ethical and moral standards;

*    appointing and evaluating senior management;

*    developing the Company's communications policy;

* ensuring adequate and timely reporting of financial results and other significant developments and matters to the Company's shareholders; and

* ensuring the integrity of the Company's internal controls and management information systems.

In addition, any responsibility not delegated to senior management or a committee of the Board, remains with the full Board which meets at least four times a year. During the period ended December 31, 1998, there were five meetings of the Board of Directors.

COMPOSITION OF THE BOARD

The Guidelines require that a majority of the Board be composed of "unrelated directors". An "unrelated director" is defined in the Guidelines as one who is independent of management and is free from any interest and any business or other relationship which could, or could be reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. A related director is one who is not an unrelated director.

In accordance with the Guidelines, the Board has reviewed the status of each of the directors and determined that five of the seven directors are unrelated and two are related.

COMPOSITION OF COMMITTEES OF THE BOARD

The Board currently has four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance Committee and an Enviromental Committee.

AUDIT COMMITTEE

The Audit Committee is responsible for the engagement of the Company's independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform, their report on the Company's financial statements following completion of the audit and the Company's policies and procedures with respect to internal accounting and financial controls. During 1998 there was one meeting of this committee.

COMPENSATION COMMITTEE

The Compensation Committee makes recommendations to the Board on, among other things, the compensation of senior executive and Board members. The committee also reviews and makes recommendations with respect to succession plans. During 1998 there were two meetings of this committee.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee mandate is as set forth above. During 1998, there was one meeting of this committee.

ENVIROMENTAL COMMITTEE

The Enviromental Committee reviews the process and controls of the Company relative to compliance with enviromental laws, statistics, rules and regulations particular to the operation of the Company. During 1998, there was one meeting of this committee.

DECISIONS REQUIRING BOARD APPROVAL

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval of any material expenditure. Management is also required to consult with the Board before pursuing capital projects or strategic ventures which are beyond the Company's existing business. The Company's collaborative arrangements with third parties are also reviewed by the Board. The Board approves all changes in senior management.

BOARD PERFORMANCE

It is the responsibility of the Chairman to ensure the effective operation of the Board. The Chairman is responsible for ensuring the effectiveness of the process the Board follows and the quality of information provided to directors by management. The Chairman also meets at least once each year on an individual basis with every member of the Board to discuss that director's contributions to the Board and committee deliberations and any other matters which the individual directors wish to raise with the Chairman. The Chairman also oversees the orientation of new directors.

SHAREHOLDER FEEDBACK

The Company maintains an investor relations capability which the Board believes is important and highly effective. Every shareholder inquiry receives a prompt response from an appropriate representative of the Company.

EXPECTATIONS OF MANAGEMENT

The Board expects management to operate the Company in accordance with approved annual business and strategic plans, to do everything possible to enhance shareholder value and manage the Company in a prudent manner. Management is expected to provide regular financial and operating reports to the Board and to make the Board aware of all important issues and major business developments, particularly those which had not been previously anticipated. Management is expected to find opportunities for new business and to make appropriate recommendations to the Board.

The information which management provides to the Board is highly important to the ability of the Board to function effectively. Directors must have confidence in the data gathering, analysis and reporting functions of management. The Chairman of the Board monitors the nature of the information requested by and provided to the Board.

From time to time, the Board may engage outside advisers at the Company's expense to provide advice to the Board on matters relevant to the Company's activities.

The Company's corporate governance practices comply with the fundamental principles underlying the guidance outlined by the Toronto Stock Exchange.

GLOSSARY

AMINO ACID: The basic molecules that form proteins.

ANTIBODY: A protein agent developed in response to, and binding specifically with, an antigen.

AIT[R] TECHNOLOGY: An immunotherapeutic antibody approach that enhances the ability of the human immune system to produce its own anti-tumor response.

ANTIGEN: A substance which elicits a specific immune response.

CELL CULTURE-DERIVED MATERIAL: Obtained from the secretion of cells grown in artificial media, often in flasks or tanks.

CHEMOTHERAPY OR CHEMOTHERAPEUTIC: Generally, the use of drugs in the treatment of disease. Specifically the use of cytotoxic drugs to treat cancer.

CYTOTOXIC CELLS: Immune system cells capable of killing other cells.

DOUBLE-BLIND: Neither the patient nor the physician is aware of which treatment (placebo or active drug) the patient is receiving.

EUROPEAN MEDICINES EVALUATION AGENCY OR EMEA: The agency responsible for drug product approval in the European Economic Community.

HEALTH PROTECTION BRANCH OR HPB: The government department responsible for supervising the drug development and approval process in Canada.

HEMATOLOGICAL MALIGNANCY: A cancer with its origins in the blood or blood forming tissues.

HYBRIDOMA CELLS: Any continuously growing cell line generated by the fusion of a myeloma cell and a normal cell and capable of producing antibodies. IN VIVO:
Studies or phenomenon which take place in the body.

MONOCLONAL ANTIBODIES OR MAB: Antibodies produce by hybridoma cells.

MUC1: A mucinous antigen associated with breast and other cancers.

MULTI-EPITOPIC RESPONSE: Some antigens, e.g., tumor-associated antigens such as ovarian cancer or breast cancer antigens, have multiple antibody binding sites. These antigens are termed "multi-epitopic" antigens. A multi-epitopic response is when an immune response is generated to these multiple epitopes on the antigen.

MULTIPLE MYELOMA: An early curable haematologic malignancy or blood cancer related to leukemia and lymphoma characterized by over-production of abnormal plasma cells in the bone marrow.

MURINE: Of mouse origin.

PHASE IIB: Well-controlled trials to evaluate efficacy (and safety) in patients with the disease or condition to be treated, diagnosed or prevented. Sometimes referred to as pivotal trials.

POTENTIALLY PIVOTAL: A term used to describe clinical trials that would form the basis for a submission seeking marketing approval from regulatory authorities if the statistical goals of the trial are met.

PSA: An antigen associated with prostrate cancer.

SECOND-LINE CHEMOTHERAPY (IN OVARIAN CANCER): Any one of a combination of drugs consisting of Paclitaxel, Etoposide, CAP (cyclophosphamide, adriamycin, cis-platin) or HCAP (hexamethylmelamine and CAP) or other drugs administered into patients, who are either partial or non-responders to first line chemotherapy.

SURROGATE ENDPOINT: A laboratory or physical sign that is used in clinical trials as a substitute for a clinically meaningful endpoint that is a direct measure of how a patient feels, functions, or survives and that is reasonably likely to predict the effect of therapy.

TUMOR: An abnormal proliferation of malignant cells.

TUMOR ANTIGEN OR TUMOR ASSOCIATED ANTIGEN OR TAA: An antigen that is predominantly expressed in tumor tissues.

UNITED STATES FOOD AND DRUG ADMINISTRATION OR FDA: The regulatory body that oversees the drug development and approval process in the United States.

DIRECTORS, OFFICERS AND ADVISORS

BOARD OF DIRECTORS:

Dr. Antoine A. Noujaim
Chairman of the Board and
Chief Scientific Officer

Richard E. Bagley
President and Chief Executive Officer

The Honourable Monique Begin
Former Minister of Health Canada

Jean-Claude Gonneau
Managing Director
Donaldson, Lufkin & Jenrette

Georges Hibon
Former Chairman and CEO
Pasteur Merieux Connaught
North America

William R. McMahan
President
Oxbow Capital Corporation

Dr. Jim A. Wright
GeneSense Technologies Inc.
President, CSO and Director

OFFICERS AND CORPORATE MANAGEMENT:

Richard E. Bagley
President and Chief Executive Officer

Dr. Christopher F. Nicodemus
Senior Vice President
Medical & Regulatory Affairs

Edward M. Fitzgerald
Senior Vice President and
Chief Financial Officer

Dr. Thomas R. Sykes
Vice President, Preclinical &
Support Operations

CLINICAL ADVISORY BOARD:

Dr. Robert Ozols
Senior Vice President for Medical Science
Fox Chase Cancer Center
Philadelphia, PA

Dr. Roger Cohen
Associate Professor
University of Virginia Department of Medicine, VA

Dr. James Holland
Distinguished Professor of Neoplastic Diseases
Mount Sinai School of Medicine, NY

Dr. Richard Margolese
Professor and Herbert Black Chair in
Surgical Oncology
McGill University, Montreal, PQ

Dr. Daniel Von Hoff
Director, Institute for Drug Development
Cancer Therapy and Research Center
San Antonio, TX

INVESTOR INFORMATION

LEGAL COUNSEL:
McCarthy Tetrault
Toronto, Ontario

Hale & Dorr LLP
Boston, Massachusetts

AUDITORS:
Ernst & Young LLP
Edmonton, Alberta

REGISTER AND TRANSFER AGENT:
Montreal Trust Company of Canada
6th Floor, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8

STOCK EXCHANGE LISTING:
Shares of the Company are listed on the
Toronto Stock Exchange under the
Trading Symbol AXO

SHAREHOLDERS INQUIRES:
For information about the Company,
Shareholders or prospective Shareholders are invited to contact

Glenn Neumann
Manager, Investor Relations
Phone: (781) 672-0138
Fax: (781) 672-0142
Email: info@altarex.com